UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), leading provider of retail management software in Brazil, informs that received a declaration from Genesis Investment Management, LLP, with address at 21 Grosvenor Place, London, SW1x 7HU, United Kingdom ("Genesis"), stating that as a result of the recent selling of common shares in transactions on the stock exchange reduced its ownership interest to 3.10% of total common shares issued by the Company, totaling currently, 5,880,874 shares of this class.

Genesis also informed that this is an investment for portfolio diversification and that does not change the composition of the shareholding control or management of the Company. Finally, reported that it directly or indirectly does not holds any subscription bonus, right to subscribe for shares, option to buy shares or convertible debentures issued by the Company and that is not part of any contract or agreement which provides on right to vote on the purchase and sale of securities issued by the Company.

São Paulo, November 24, 2020.

Ramatis Rodrigues

Investor Relations Officer

GENESIS
INVESTMENT MANAGEMENT, LLP
21 Grosvenor Place, London SW1X 7HU
Telephone: +44 (0) 20 7201 7200 www.giml.co.uk

Attn: Diretor de Relações com Investidores
Linx S.A.
7221, Doutora Ruth Cardoso Avenue
Edifício Birman 21 – Pinheiros
05425-902 – São Paulo/SP

Re: Disclosure of Interest Filing – Linx S.A. shares below 5%

Dear all,

Pursuant to requirements set out in Brazilian Securities Commission Instruction 358/02 and regulated by the CVM, please find our notification of holdings in Linx S.A. (ISIN BRLINXACNOR0) as of 19th November 2020.

Name of Shareholder	Address of Shareholder	Quantity of Shares	% Holding
Genesis Investment Management, LLP	21 Grosvenor Place, London, SW1x 7HU, United Kingdom	5,880,874	3.10%

% Holdings based on 189,408,960 shares in issue

Please note also that:

- That Genesis Investment Management, LLP shares are held for investment purpose and not aimed at changing the control or administrative structure of the company.
- That neither Genesis Investment Management, LLP or related parties hold, direct or indirectly, any other shares or any subscription bonuses, share subscription rights, options for the purchase of shares or debentures convertible into shares, nor do they hold rights over any such securities.
- That Genesis Investment Management, LLP is not part of any contract or agreement which provides on right to vote on the purchase and sale of securities issued by the Company.

We would be grateful if you would forward this notification to the CVM.

Mark Gooding, Director

Genesis Investment Management, LLP is authorised and regulated by the Financial Conduct Authority.
Registered in England and Wales under number: OC306866

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer